Exhibit 99.1

INTERVIEW WITH MESOBLAST CHAIRMAN JOSEPH R. SWEDISH

2019 MESOBLAST ANNUAL GENERAL MEETING

November 27, 2019

Joseph R. Swedish was Executive Chairman, President and CEO of Anthem Inc., a Fortune 33 company and the leading health benefits provider in the United States. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare. He also sits on the Board of Directors of technology leaders IBM and CDW.

What attracted you to join Mesoblast, and then become Chairman of the Board?

Mesoblast’s business strategy to deliver innovative, clinically superior and cost-effective therapeutic solutions to some of the largest healthcare challenges today is the reason I chose to join the Board.

I believe Mesoblast is on the cusp of transforming the way we think about treating life-threatening diseases and unmet medical conditions that have eluded the pharmaceutical industry. In my view, the clinical study data to date showing that these cellular medicines work best in the more advanced stages of diseases in contrast to standard of care drugs gives great hope to millions of patients around the world.

Importantly, Mesoblast’s platform technology potentially has broad implications beyond its Phase 3 assets. I believe that all going well, Mesoblast will maintain its leadership and first mover status in targeting blockbuster markets.

This broad portfolio of Phase 3 and Phase 2 assets are just the tip of the innovation iceberg for Mesoblast. I consider it a privilege to be part of this important company.

How do you see Mesoblast’s platform technology as an engine for innovative cellular medicines to potentially transform the therapeutic landscape?

Diseases such as graft versus host disease, advanced and end-stage heart failure and chronic low back pain are some of the most complex disease challenges we face.  The classic drug development approach to treat these multifactorial diseases has relied on a single target or single disease pathway model. What is so exciting about the multi-factorial mechanisms of action inherent in the Mesoblast technology platform is that for the first time we may be able to address the underlying causes of these complex diseases to bring meaningful quality of life improvement to millions of patients.

How does your experience assist Mesoblast’s objective to successfully commercialize its cellular medicines?

As Mesoblast transitions to a commercial stage company, I would like to think that my long-term experience in healthcare resource allocation and reimbursement metrics will be an asset, especially as we plan our first product launch in the United States.

Is the United States reimbursement system supportive of new medicines that provide potential life-saving outcomes for patients?

I know first-hand that the US reimbursement system is highly supportive of new therapeutic approaches that deliver cost efficiencies while providing superior clinical outcomes. As we know, the advanced stages of the diseases that Mesoblast technology may address represent an escalating and unsustainable economic burden on payers and state and federal governments. I am personally very excited by the prospects of helping contribute to the reduction in cost of care while delivering much improved clinical outcomes to millions of patients who need these next generation medicines.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Way #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Since you joined the Board, how have you seen Mesoblast’s commercial prospects evolving?

I’ve been very impressed by the high calibre of people who under the leadership of our CEO, Dr Silviu Itescu, are laser focused on delivering commercial outcomes. The business strategy developed by the Board has been honed and is being very well executed.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Two products have been commercialized in Japan and Europe by its licensees, and it has established commercial partnerships in Europe and China for certain Phase 3 assets. In the United States, Mesoblast has initiated submission of a rolling Biologics License Application to the FDA to seek approval of its product candidate for acute graft versus host disease following a successful Phase 3 trial, and is completing Phase 3 trials for its advanced heart failure and chronic low back pain product candidates. Mesoblast’s proprietary manufacturing process yields industrial-scale, frozen, off-the-shelf, cellular medicines based on its mesenchymal lineage cell platform technology. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Way #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176